EXHIBIT 99.6

INFOSYS TECHNOLOGIES, LTD
 Q1 07 EARNINGS CALL
JULY 12, 2006

CORPORATE PARTICIPANTS

Nandan Nilekani
Infosys Technologies - CEO, President and MD

Kris Gopalakrishnan
Infosys Technologies - COO and Deputy MD

Mohandas Pai
Infosys Technologies - Member of the Board

S.D. Shibulal
Infosys Technologies - Head - Delivery and Sales

K. Dinesh
Infosys Technologies - Member of the Board

V. Balakrishnan
Infosys Technologies - CFO

Amitabh Chaudhry
Progeon - CEO

CONFERENCE CALL PARTICIPANTS

Anthony Miller
Arete Research

Moshe Khatri
Cowen and Company

Alan Hellawell
Lehman Brothers

Shailesh
Nomura

Sandeep Shah
Motilal Oswal

Shekar Singh
ICICI Securities

Sameer Goyal
Alchemy

Anantha Narayan
Morgan Stanley

Trideep Bhattacharya
UBS

Pankaj Kapoor
ABN Amro

Mick Dillon
Arete Research

Dipen Shah
Kotak Securities

Pratish Krishnan
Emkay Shares

Asim Gupta
DSP Merrill Lynch

Moderator
Good afternoon ladies and gentlemen, I am Prathibha, the moderator for this conference. Welcome to the Infosys first quarter earnings call 2006-2007. For the duration of the presentation, all participants' lines will be in the listen-only mode. After the presentation, the question and answer session will be conducted for participants connected to SingTel followed by question and answer session for participants at India. I would now like to turn over the call to the Infosys management. Thank you and over to Infosys.

Shekar
Thanks Prathibha. Good afternoon ladies and gentlemen. I am Shekar from the Investor Relations team in Bangalore. We thank you all for joining us today to discuss the financial results for the quarter ended June 30, 2006. Joining with me in this conference room is CEO and President Mr. Nandan Nilekani, COO Mr. Kris Gopalakrishnan and CFO Mr. V. Balakrishnan along with other members of senior management. We will start with a brief statement of the performance of the company during the quarter ended June 30, 2006, the outlook for the second quarter ending 30 th September 2006 and the year ending March 31, 2007. After that we will open up the discussion for questions and answers. Before I hand over to Infosys management, I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available with our filings with the SEC, which can be found on www.sec.gov. I would now pass it on to the Infosys management.

Nandan Nilekani
This is Nandan Nilekani here. I am the CEO and I would like to welcome all of you to this call which is about earnings of Infosys for the first quarter FY2007. I think this quarter has been a good quarter. It has been about growth and investments. We believe that the global IT services spending continues to show signs of positive growth. We ___ thanks to the efforts that Infosys has done in the last so many years ____ in the time base and expand strategic accounts that our robust organic growth has been fueled by this. I believe that we have invested in the last few years in building the required scale, the execution capability and end-to-end service offerings to take advantage of the momentum and in this quarter as you have seen we have had sequential growth in dollar terms of 11.3% and 15% in rupee terms. Now based upon this, we have increased the guidance for the year. Our guidance in dollar terms which was 28 to 30% is what we gave you in April, we have revised that upwards to a growth rate of 35.4 to 35.9% for the year and on Indian GAAP where we had given a revenue growth of 28 to 30% or 28.7 to 30.7%, ____ the growth has not only happened in absolute terms of business but also has happened because of the rupee depreciation which was about 3.2% against the dollar in the last quarter. The Indian GAAP rupee growth we expect will be between 40.2 to 40.7%.

I think this quarter we have managed to maintain overall margins because we have been able to essentially offset the increase in wages and visa cost with the benefits of rupee depreciation and reduced investment depreciation. I think so overall it is a good story and I think everything has come together. Now one other thing this quarter as you are aware. We have made some announcements. Our Chairman Mr. Narayana Murthy turns 60 on August 20 th 2006 and as per the service rules of the company he will retire from the services of company on that date, and this ___ to appoint Mr. Murthy as an Additional Director with the company with effect from August 21, 2006 and that he will now serve as the Non-Executive Chairman of the Board and continue as Chief Mentor which we felt was required given his unique and seminal contribution to this company and we hope that he will be able to help our future leaders through mentorship.

I am also happy to note that as part of the changes in the Board of Directors, my colleague Mr. Gopalakrishnan will be promoted and re-designated as the President, Chief Operating Officer and Joint Managing Director with effect from August 21 st along with the change for Mr. Murthy. This again is a very important milestone and we all wish him the best in his role. With this, I request Kris to take over and do the next part of the presentation.

Kris Gopalakrishnan
Thanks Nandan. We have had a good all around growth. We believe that all aspects of the business have shown positive growth this quarter. So from a geographical perspective Europe as well as US continues to grow. Europe of course is growing faster than company and is now 26.2% of our revenues. From an industry perspective the strong industry verticals are financial services, telecom and manufacturing. These also are the larger industry verticals for the company. So we benefit from that. From a services perspective, package implementation, testing, business process management, all have shown good growth this quarter. Our interactions with our clients clearly show that offshore outsourcing will continue to grow even if there is an economic slow down. We believe that offshore outsourcing is because the attractive cost structure is a defensive mechanism even when the economy slows down. We have two clients who have given the revenue of more than $100 million from a last 12 months perspective and we have 11 clients who have given us $50 million compared to 9 clients last quarter. So our clients are also increasing their spending with Infosys. In fact the top 5 clients have grown 19% quarter-on-quarter in this quarter. So we have had strong growth within our clients.

In spite of our investment in visas, in spite of higher salary costs, we have been able to maintain margins. The margins impact is minimal. Our utilization excluding trainees is 77.3%, it is in the healthy range of high 70s and low 80s. We have added about 50 more people in sales. So we continue to invest in the business. We have got about 4.6 million square feet of space under construction, which can house another 16,000 employees and this quarter we have added 8,097 employees. We plan to add 7,000 employees in September quarter and 10,000 employees in the second half, totaling 25,000 as we had indicated before. Given that the utilization is 77.3%, there is some room for us to increase the utilization if the business continues to be strong ____ the flexibility to manage the growth. Now I will ask Bala to talk about the financials in more detail.

V. Balakrishnan
This is Bala here. This quarter we have seen very good growth in revenues. In the Indian GAAP the revenues grew by 15% sequentially. 3.6% of the growth is because of the depreciation of rupee. As you all know rupee depreciated by something around 3.6% against the dollar and around 9% against GBP and Euro. So that has given a benefit of close to Rs. 100 crores on the revenue, so overall if you look at the revenue growth of 15%, 3.6% is because of rupee and balance is because of the volume and price growth we have seen in this quarter.

We have seen a sequential growth in volumes of 8.5%, pricing grew by 1.8% on a blended basis, onsite price went up by 1.1% and offshore by 0.2%. Overall all this came together which resulted in a strong growth in revenues. In terms of rupee, the average rate of the rupee for the last quarter was 44.22 and this quarter it is 45.65. It gave a positive impact of something around 2.2% on operating margin. We gave a salary increase in April of 14 to 15% offshore and 3% onsite. That had an impact of 3.3% on operating margin. We increased the investment in visas. This quarter we invested $11 million because we knew the quota will get over very soon when window opens. So we accelerated our investment, we took a hit of 1.3% of operating margin because of visa cost. So overall due to salary and visa, the impacts on operating margin is around 4.6%. Rupee depreciation has given a positive impact on operating margin to the extent of 2.2%. So overall if you look at the number last quarter the PBITD was 31.8% this quarter it came down to 29.5% mainly on the back of our investments in visas and increase in salary costs. Depreciation came down by 2%, last quarter we had accelerated amortization because of a leased premises outside India. This quarter that is not there so the depreciation has come to the normal charge. So after taking into account 2% benefit because of depreciation, the operating profit after depreciation in India has slightly come down by 0.5%. What it means is we have seen incremental benefit because of rupee, we reinvested that in investing more in visa, investing more in marketing, marketing cost went up by 1% and we hired 50 more people, so we are investing to secure the future when we see any additional incremental margins, that is what we have done during this quarter.

So overall for the full year we have increased our guidance on the back of the growth we have seen in the first quarter. Earlier we had given a guidance of 28.7% to 30.7% growth in revenues and we have increased it to 40.2% to 40.7% as the Indian GAAP. We assume the currency to be stable for the next three quarters for our guidance. We assume the pricing to be stable for the next three quarters in the guidance. The pricing environment today is very stable. We have seen some uptake in the prices from new customers but we believe that pricing environment is stable with upward bias.

On the earnings front we had guided for an increase of 38.3% to 39.6% year-on-year growth. We are assuming that margins to slightly improve in the second quarter and overall on year-on-year basis the operating profit in the Indian GAAP to remain within the 31 to 32% band which we spoke about earlier. So overall it is a great quarter. Now we open the debate to analysts to ask questions.

Moderator
At this moment I would like to hand over to Ichu to conduct the Q&A for participants at the SingTel Bridge. This will be followed by Q&A session for participants at India. Thank you and over to Ichu.

Ichu
Thank you Prathibha. We will now begin the question and answer session for participants connected to the SingTel bridge. Please press 01 to ask a question. The first question is from Anthony Miller from Arete Research.

Anthony Miller
Good afternoon.

Ichu
Mr. Miller, go ahead please. Thank you.

Anthony Miller
Yes, can you hear me? Hello, can you hear me.

Kris
Yes please go ahead.

Anthony Miller
 Oh! Thanks very much. The connection is been very bad on this call. I would like to ask some questions around the fresher recruitment and implications on cost. In a couple of parts, if you can just give us an idea of the freshers that you recruited from campus last year who have been joining this year, what percentage of fall out you have been getting there, in other words how is the ____did not return or left soon after. And secondly in terms of this year's fresher recruitment cycle which I know has been running for that probably about a month now, can you let us know how that is progressing, how many campus offers you are intending to make this cycle, what is the percentage of acceptances has been and therefore what your outlook is for fresher recruitment of almost 25,000, what percentage do you expect to be fresher and also we now understand that fresher salaries have been boosted, the offers in this year's cycle has been boosted to Rs. 2.7 lakhs. Can you tell us if that means that you are going to have to give an extra ordinary salary increase next year to some of the recruits who have joined in the past year or two above your normal salary increase. Thanks very much.

Mohandas Pai
Let me answer your question. First of all the freshers salary for this year, fiscal year 2007, is the same that we announced in the beginning of this year. So there is no change in the fresher salary. The fresher salary for the next year, fiscal 2008, for which we have to go to colleges now to make an offer, has increased. We are right now at the top of the sweep-stakes and we are seeing very good response to our offer. The increase has been in tune with whatever we would give in the normal course of the year at the beginning of the next year. Till today we used to go to colleges, make an offer for the next year based upon the salary for this year, and when they join us in April, increase the salary. This year we have given the increased salary for next year right now, made an offer to them. So when they join we don't expect to give anything over and above what we have already offered, that is the only change.

The fresher salary for the next year has gone up by about 12.5% which is above inflation, just to make up for the increased demand from the market place.

The second part of the question is about the percentage of people we hired. Last year, we made about 8,000 odd offers and we expect to get a 70 to 75% yield, the yield has not come down and next year we are going to make larger offers. So far we made about close to 8,000 offers and we expect the joinees to be around the same percentage of 70 to 75% for next year also.

Anthony Miller
Thanks very much.

Ichu
Thank you Mr. Miller. Next I have Mr. Moshe Katri. Mr. Moshe Katri, go ahead please. Thank you.

Moshe Katri
Yes, thank you very much. Bala can you quantify the impact of wage hikes with visa costs and so the investments that you are going through and EBIDTA margins during the quarter?

V. Balakrishnan
Yeah Moshe. We invested around $11 million in visa during the quarter that had an impact of 1.3% on the operating margin. Going forward, the investment may be around $ 3 to 4 million dollars each quarter. This quarter we accelerated the investment in visa because we felt that the window for visa may close much earlier. So when you saw an incremental benefit coming out of the currency, we reinvested it in the business and made sure that we have enough visas to fund the growth.

Moshe Katri
Okay, and then you how about wage hikes, what sort of an impact that we have there?

V. Balakrishnan
What is that? Can you repeat? Okay, the wage hike... Yeah, wage hike we gave around 14 to 15% in the beginning of the year, in April, for offshore and 3% onsite. It had an impact of 3.3% on operating margin during the quarter. We invested in visas as I told you earlier, 1.3%. So net-net we had an impact of 4.6% which was off set by 2.2% benefit we got because of rupee and depreciation has come down by 2%. So we were able to maintain the margins within a narrow band in spite of the wage hike and Mohan spoke earlier about the wage hike we are giving in the campus for next year, we modeled that internally and we believe that it is acceptable impact within the margin guideline we have today.

Moshe Katri
And then Bala, you seems to be very comfortable with your margin expectations for fiscal 2007 for the whole year, is there anything I mean could you talk about some of those leverage that you have in the model that can actually get you to those flat margins on an ongoing basis?

V. Balakrishnan
First of all, the incremental costs we have seen because of visa of 1.1% will not be there for the next three quarters. We earlier spoke about getting the scale benefits on the SG&A. In the first quarter we saw an incremental benefit and we reinvested, the sales and marketing costs went up by 1% because we hired 50 more people. I think we will get the scale benefits in the next three quarters and over the year when we hire more freshers the average per capita cost of employees comes down. In any year when you look at first two quarters we will see the impact of salary, it gets normalized in the third and fourth quarter. I think overall for the whole year we will be able to maintain the operating margins within the band we talked about earlier without seeing any major impact because of the wage or because of any other investments.

Moshe Katri
Finally, on your balance sheet, you had an increase in goodwill on intangible assets. Can you talk about that as well?

V. Balakrishnan
Well, we bought out Citi's minority stake during the quarter. Citi was holding 23% of Progeon on a fully diluted basis. We bought out that for $115 million. When you buy the minority stake you have to allocate the purchase consideration on intangible assets and goodwill. So the goodwill went up during the quarter because of the payout to Citi.

Moshe Katri
Great, thank you very much, great quarter.

Ichu
Thank you. Next I have Mr. Hellawell from Lehman Brothers. Mr. Hellawell, go ahead please.

Hellawell
Thank you very much. Three areas: First of all, could you comment on any progress in large account wins particularly in the US. Basically, what is your perception of your growth in market share and what are your strategic initiatives in the area; are you doing any kind of particular restructuring to accommodate larger accounts. That will be my first question.

Kris
So if I understand the question, it is about market share. Our overall size is a very small percentage of the total IT spending. IT spending is estimated to be about $ 600 to $ 800 billion, of which probably about $ 200 billion is what could actually be outsourced on a Global Delivery Model and even considering that the entire Indian software industry is probably about 10 or may be maximum 15% of the total outsourced IT spending. This year we are projecting about $2.9 billion, so our own share is very, very small. The other market share or the other share we look at is the share of our customer's IT spending. In some of the customers we will be around 10 to 15% of their outsourced IT spending. This quarter we have two customers who gave us revenue of about $100 million and even in these customers the total IT spend is upwards of a billion dollars actually. So we believe that we still have room to grow within our existing clients. From an industry perspective, from a broader expense pattern perspective, if we include business process outsourcing, infrastructure management, etc., there is significant room for growth. So we don't believe that in the near future, we will be constrained by market share considerations. Definitely we are taking away share from some of the incumbents today because the overall IT spending is only growing by 5-6%, whereas the offshore IT spending is growing up by 30%. So definitely the offshore players are taking away market share from some of the incumbents companies.

Hellawell
I am awfully sorry, I may have not phrased it correctly. I was wondering whether you might be able to offer a little more focus on large accounts as I said the overall market share.

Kris
Are you talking about large accounts?

Hellawell
Yes large accounts, whether you are, particularly strategically focused on that. Obviously getting a large account requires some more collaboration from business lines etc. Are you doing anything in that area, and have you seen any encouraging market share growth having done that?

Kris
So our market is the Fortune 500, the Global 1000 companies. We work mostly with large enterprises, the multibillion dollar companies, companies with revenues of $ 20, $ 30, $ 40 billion dollars and typically they would be spending as I said billion dollars plus on IT and the largest two customers we have give us a revenue of $100 million. So there is still opportunity for us to grow within some of these accounts. Many of them have a combination of local IT service providers as well as global IT service providers like Infosys and there is room for us to grow within these accounts and that is visible when you look at our distribution among the accounts. We have two accounts which give us $100 million revenue, 11 accounts which give us $50 million revenue and 221 accounts which give us a million dollars of revenue. So clearly there is an opportunity to grow within our existing accounts. This quarter the top 5 accounts grew by 19% quarter upon quarter. So we had significant growth in our large accounts this quarter.

Hellawell
Great and thank you very much. I will make my last question very quick. Can you provide even general comments on areas surrounding margin with some of the faster growing areas specifically Consulting and Package Implementation and how does that relate to your guidance and break even earlier, any changes.

Kris
On Package Implementation because of the higher rates and because we have moved significant part of the Package Implementation service offshore, today we are able to provide 50% of the effort at least from offshore, the margins are slightly higher than other services. From Consulting as a division or a subsidiary we are in investment mode, so it is making a loss. We hope that the Consulting group will become margin positive sometime during the year. We are still as I said in investment phase. Now Consulting as a service is important for Infosys because it will drive downstream IT work, especially IT work which can be delivered using the Global Delivery Model and the combined consulting plus IT services we believe will give us higher margins than just IT services alone because we are able to look at what is the problem we are trying to solve and then implement the solution. So in that sense we will be able to get better margins overall when we do consulting plus IT services.

Hellawell
Great, but basically ___ I mean there is ___ and consulting or any particular operations in the growth or margin profile of Package Implementation ____ past discussion, is that correct?

Thank you very much.

Kris
Unfortunately we were not able to get that question clearly. So can you repeat it please. We are having some disturbance on the line unfortunately.

Hellawell
Actually I am fine. Thank you very much.

Kris
Okay thanks.

Ichu
Thank you. Next I have Mr. Sailesh from Nomura Security. Go ahead Mr. Sailesh.

Sailesh
Yes please. Firstly congratulations on a very good set of results. My first question relates to the product mix. Your onsite mix has gone up to what is highest level in the first five quarters at 33%. If you could help explain the reason for that especially considering if I look at the sub segments, your growth has been higher in testing area which is pretty much offshore centric and also how do we think about this going forward. Do we expect this onsite mix to progressively decline as you go through rest of the year?

Shibulal
This is Shibulal. This quarter first of all, our growth has been pretty high compared with the previous quarters which means that we have had more number of project starts this quarter than previous quarters. The beginning of the project tend to be onsite, that is when we started lot of projects a large number of projects in the quarter it seems to be onsite centric and that gets reflected in the numbers. Also the application development percentage has gone up by 1.2% which means that there is again more discretionary spend which is coming through and ADM projects when they start also tend to be onsite. So those are the reasons I believe, and I don't think there is any material trend.

Moderator
We will move away to the India questions now.

Participants connected to the India bridge may please *1 if you have a question to ask. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to kindly use handsets while asking a question. Please restrict to one question in the initial round. To ask a question, please press *1 now.

First in line we have Mr. Sandeep Shah from Motilal Oswal. Please go ahead sir.

Sandeep Shah
Yes sir. We are counting a rupee depreciation in the Q2 of FY07 and there will be no salary hike. So I think the guidance is factoring the OPM increase in the second quarter of this year. So the EPS guidance which is lower than the sales guidance for the Q2 is largely on account of the expected decline in the other income?

Kris
Can you repeat the question please, we were not able to understand the question.

Sandeep Shah
Yeah, if you look at the second quarter guidance we are factoring a rupee depreciation as well as there will be no salary hike. So I presume that the operating margin in the second quarter of this year will improve. So the EPS guidance for the second quarter which is lower than the sales guidance is largely on account of the expected decline in the other income?

Bala
No, no, if you look at the guidance we have given around $ 710 to $ 750 dollars for second quarter, which is 7.6% to 8.3% growth. We assume the rupee to be at the same level as it was at the end of June for the purpose of rupee guidance. So the dollar and rupee guidance are similar because it is same exchange rate.

Sandeep Shah
Okay, but sir the EPS guidance is much lower than the..., So it is largely on account of the expected decline in the other income?

Bala
What is that, can you repeat the question?

Sandeep Shah
The EPS guidance for the second quarter is much below the sales growth guidance, so it is largely on account of the expected decline in the other income?

Bala
No, no, if you look at the numbers in any years, the first two quarters there will be impact of the salary increase, which we do normally in April. It gets normalized in the third and fourth quarter. First quarter we have not felt that impact because the rupee was in our favor. Second quarter some amount of carry forward impact will be there, but we will have the benefit of the visa cost because first quarter we invested $11 million, second quarter it may be $ 3-4 million. Net-net the salary impact will be slightly felt even in the second quarter, it may get normalized in the third and fourth quarter.

Sandeep Shah
Okay, okay, so are we expecting some improvement in the operating margin in the second quarter?

Bala
Yeah, we factored in some kind of improvement in operating margin because the visa cost will not be there and also in the first quarter on the non operating side we had a positive benefit of Rs. 53 crores. We have not factored in any impact due to rupee-dollar change in the next three quarters in the guidance. So net-net we may see some positive increase in the operating margin because the visa cost will not be there but some impact will be there because of the carry forward impact of the salary hike.

Sandeep Shah
Okay, and sir the billing rate increased during this quarter, are these absolute increase in the billing rate from the client or it is because of the change in the revenue mix as well as the higher onsite revenue.

Dinesh
Can you be little louder we cannot hear you.

Sandeep Shah
Yeah, the billing rate increased during this quarter is largely on account of the change in the revenue mix as well as the higher onsite revenue or is there an absolute increase in the billing rate also?

Kris
Okay billing rate has gone up by 1.1% onsite and 0.2% offshore. The onsite percentage is slightly higher the composite increase in revenue productivity is 1.8%. The higher growth rate this quarter is because of overall improvement in the business as well as the depreciation of the rupee which Bala explained, how all of that has benefited us.

Sandeep Shah
Okay, thank you.

Moderator
Thank you very much sir. Next in line we have Mr. Shekar Singh from ICICI Securities.

Shekar Singh
Hi sir, congratulations on a very good set of numbers. I just wanted to understand the forex gains, this will be on account of what?

Bala
See the rupee has depreciated by 3.6% this quarter against dollars, it depreciated by 9% against GBP and Euro. So it had a positive impact of 2.2% on operating margin and on the non-operating side we had a translation benefit of Rs. 80 crores and we had some hedging position as of the beginning of the quarter. It impacted negatively by 27 crores. So net-net on the non-operating side we had a Rs. 53 crore benefit which is around 1.8% of the revenue. So overall if you count both the operating benefit and non-operating benefit, it is around 4% of the revenue for this quarter.

Shekar Singh
So in a way like if you were to exclude the translation gains then the hedging cost was close to 27 crores.

Bala
Yeah hedging impact was minus 27 crores, yes.

Shekar Singh
Okay. Sir secondly like what the previous speaker also wanted to know, the billing rate increase, which we have seen in this quarter, is it a sustainable sort of a billing rate increase or is it more of a quarterly phenomena which we see in one quarter which is not there in the coming quarter that sort of a thing.

Shibulal
This is Shibulal. Pricing is stable with an upward bias. We are getting 2 to 3% price increase on new customer contract as well as MSAs which are coming up for signature and that is one thing which is getting reflected in our revenue productivity. We are getting that repeat business is 95%, which means that it takes a while for the increase to kick in and show up in the revenue productivity.

Shekar Singh
Okay then, and lastly sir if you can just touch upon the revenue from Consulting, China and Australia as well as the profitability of these three subsidiaries.

Shibulal
China and Australia both are in investment mode. Consulting has build a good pipeline this quarter, they have added 10 new customers through Consulting, 22 new wins, and the story of Consulting plus GDM is working out very well in the market. China also continued to be in the investment mode, about 660 employees right now; and Australia...

Shekar Singh
If you could just touch upon the revenue and the profits of these three subsidiaries.

Shibulal
Each of these?

Shekar Singh
Yeah each of these.

Bala
See in the current quarter Progeon contributed around Rs. 127.82 crores in revenues. They had a net profit of Rs. 20 crores. China is still in the investment phase. China has incurred a $2 million loss which we absorbed during the quarter. Australia still is profitable, on a standalone basis they had a Rs. 12 crores revenue and a Rs. 4 crores net profit. Consulting still in investment phase, they will take 3 or 4 more quarters to breakeven. This quarter we absorbed around $4 million of loss for Consulting.

Dinesh
Also the Australian figures does not include the revenues that we would get in the offshore in India, which is included in Infosys figures.

Shekar Singh
Okay sir, thanks a lot.

Moderator
Thank you very much sir. Next in line we have Mr. Sameer Goyal from Alchemy

Sameer Goyal
Yeah hi, can you give us the number of employees in Progeon right now.

Amitabh Chaudhry
It is 8,000 plus.

Sameer Goyal
8000 plus, and the reason for depreciation going around this quarter.

Bala
See we explained that in the last quarter. We had taken a leased premise in London and we had some furnishings which we wrote off in the last quarter. It was one off and this quarter the depreciation has come back to the normal level.

Sameer Goyal
So what could be the full year..., would it be around the same levels as of now in terms of percent.

Bala
Yeah it should be within 4 to 4.5% of revenues.

Moderator
Next in line we have Mr. Anantha Narayan from JM Morgan Stanley.

Anantha Narayan
Thanks sir, my questions have been answered.

Moderator
Thank you very much sir. Next question comes from Mr. Trideep Bhattacharya with UBS.

Trideep Bhattacharya
Good afternoon gentlemen and congratulations on a good set of numbers. My first question is regarding the growth in the top client that we have seen, quite a stellar growth. Is there any one off thing that one needs to be aware of and also is it the same client across the two quarters. Could you please elaborate?

Kris
See this is a quarter in which we have seen all around growth. Everything has kind of clicked in this quarter and of course rupee depreciation also has helped in this quarter. So if you look at geography wise Europe, US, both grew. If you look at industry, our strongest industry vertical, telecom, financial services, as well as manufacturing all three grew. From a services perspective - testing, package implementation, business process outsourcing, all grew and we have had good employee additions. We have paid our employees more, we have invested in visas, we have invested in sales. Everything has clicked in this quarter.

Trideep Bhattacharya
Sir my question was I mean if you look at the growth in the top client it has been almost about I mean higher than 40%. The number is kind of very high particularly of that high billing client. So is there like the point which I was trying to make or trying to ask, sorry for pestering on this. Is it the revenue from the same client and is there any one off impact that one should be aware of.

Kris
Yeah, typically we have a churn in our top 20 clients. Some of them will move up, some of them will move down. And we have had one of the clients grow extremely fast in the last 12 months and has actually has gone into the top 5 client list very fast and that is typical actually. The churn in the client list and I will have to do some analysis we have not done that analysis to see how many dropped off and how many new have added to the top 20 clients. May be we later answer that question.

Trideep Bhattacharya
Okay. The second question is I mean probably a house keeping question. In terms of the reengineering revenues this is the second quarter of meaningful decline in terms of as far as growth is concerned. So anything to read into this or this is pure quarter-on-quarter fluctuation. I mean in March quarter it declined about 11%, if the figures that I have correctly and in the June quarter it declined about 30% Q on Q.

Kris
Reengineering as a service has come down. Other services have picked up. So nothing of particular. See reengineering and maintenance etc. are very similar in nature, nothing much. Definitely, we are seeing that discretionary spend is increasing. The companies are spending more on development, package implementation, consulting etc. So that is probably another reason why reengineering has come down a little bit.

Trideep Bhattacharya
I see, and my final bit is if you look at your own growth in this quarter. Were you kind of taken with a surprise by this surprise during the quarter or it has been kind of purely inline with what you initially thought?

Kris
No it is a surprise, right because at the beginning of the quarter we gave a particular guidance based on the information we had at that point. The growth has been better than that, everything is working right now well and that is the reason why you know we have grown like this and yes it is a surprise.

Trideep Bhattacharya
I see, and any particular reason on the demand scenario which you could point towards that?

Kris
Clearly you know whatever we have invested in, whatever we have worked hard are yielding results and you know that is a good situation to be in definitely. It is good to see that all of them are yielding results and that is all I would say.

Trideep Bhattacharya
Okay. Congratulations and best of luck.

Kris
Thank you.

Moderator
Thank you very much sir. Next question comes from Mr. Pankaj Kapoor of ABN Amro.

Pankaj Kapoor
Yeah hi, and congratulations on the numbers. I just wanted to get a sense on a more explained basis on the pricing environment. If you can elaborate how the environment is looking like for each of the service lines and also if you can give some sense on the quantum of rate hikes that we have seen in the MSAs that came for renewal in the last couple of quarters and how much of these have been coupled along with the volume discounts? Thank you.

Kris
See the pricing environment is trending upwards slightly. We have seen a series of quarters where we had 2 to 3% or 3 to 4% increase in rates for new contracts. In some of the contract revisions also we have seen a slight increase in rates. See basically what is happening is that salaries are going up and at some point you know this will be reflected in the rates etc., clients realize that costs are going up and they are willing to accept some increases. Now counter to this or at the other side we have accounts growing and in some of the accounts the volumes discounts kicking in etc. So that is why you don't see this directly being reflected in the revenue productivity, revenue productivity has gone up by 1.8% this quarter and last quarter also revenue productivity went up. So again slowly this impact is being felt on the revenue productivity. Lastly, I would say that Infosys typically has 90 plus percent repeat business, which means that some of these rate increases only over the years will have a significant impact on overall revenue productivity.

Pankaj Kapoor
Are there any specific service lines which are seeing pressure higher than the overall basis or is it same across all services?

Kris
See some of the service lines are growing faster than others because we proactively pushing those services based on the margins we get. Some of the faster growing services like Package Implementation, testing etc., definitely yield higher margins and that is the reason why we are pushing those services. Now having said that typically when there is discretionary spending, when there is new development etc., the clients are willing to spend little bit more money, maintenance typically has higher pricing pressure because maintenance is seen as something you need to do just to stay in business or you know it is like something you have to do without any benefit in some sense. It is like sustenance and so clients are much more conscious about the cost of maintenance etc.

Pankaj Kapoor
Okay, thank you.

Moderator
Thank you very much sir. Our next question comes from the line of Mr. Mick Dillon with HSBC. Mr. Mick Dillon can you please go ahead with your question sir?

We will move to the next question. Next in line we have Mr. Dipen Shah from Kotak Securities.

Dipen Shah
Yeah I had one question about the employee additions. In the current quarter of the total employee additions can you let us know what were the amount of laterals and how many were the freshers? Hello.

Mohandas Pai
Yeah, we got the question.

Dipen Shah
Okay, okay.

Mohandas Pai
In the first quarter, we had 2,100 lateral additions for the entire corporation and we had about 1,700 additions for Progeon. That makes it 3,800. If you remove that from 8,097, we get about 4,200 for freshers in Infosys but that also includes about 170 people who were hired in China, Australia and in Consulting. So we have about 4,000 freshers added in Infosys.

Dipen Shah
Okay that is fine, right thanks, thanks very much.

Mohandas Pai
Thank you.

Moderator
Thank you very much sir. Next question comes from Mr. Pratish Krishnan of Emkay Shares.

Pratish Krishnan
Yeah hi, and congratulations on a good set of numbers. Your ADM practice, the development revenues seems to grow substantially this quarter. Can you give some sense of how sustainable this revenue growth.

Kris
See development revenues went up from about $ 119-120 million to $ 141 million. It has grown by 18% quarter upon quarter. As I said clients are spending money on discretionary project, not just this, it is actually on package implementation, on testing some of these new applications, as well as consulting etc.

Pratish Krishnan
But do you think it is sustainable, I mean do you see this kind of growth continuing or will that be one off kind of.

Kris
Definitely we see discretionary spending continuing to increase, at least in the near future because once you start you cannot stop it immediately. So we expect discretionary spending to happen at least in the next 2 to 3 quarters. If there is any slow down, it will happen slowly.

Pratish Krishnan
Okay, is there any change on capex plan also in terms of what you have said earlier and currently?

Kris
Capex is about $350 million to $400 million as we said in the last quarter. No change.

Pratish Krishnan
Thanks a lot.

Moderator
Thank you very much sir. Next in line we have Mr. Asim Gupta from DSP. Please go ahead sir.

Asim Gupta
Hello.

Moderator
Yes sir, please go ahead.

Asim Gupta
Okay, hello, yeah congratulations on a good set of numbers. I had just two questions. In my last meeting with Mr. Bala he told us that the utilization..., hello.

Kris
Yes please go ahead.

Asim Gupta
Okay, the utilization the company would like to keep the utilization level at 76% odd because last year the utilization had increased to 78% and at that point in time the company had faced a few problems. Now the company has reported a utilization of 77% and as it was mentioned in the call earlier the company is looking for an increase in utilization levels in the coming quarters. Could you please explain the same?

Kris
Let me explain. See we shoot for a utilization of high 70s to low 80s which is the range and which we want to keep the utilization. When planning, especially when planning in a high growth situation, we want to keep the utilization lower and that is why Bala said that we are shooting for or we are modeling a utilization of 76%. The actual utilization will be whatever it is during the quarter. If the business is better the utilization will grow up, which is what has happened, it has gone to 77.3 and what we said earlier in the day was that there is opportunity for us to grow further because we planned a utilization of 76% in the beginning of the year. We continue to add employees. We are planning to add another 7,000 employees in this quarter and 10,000 employees in the second half. Overall we are still looking at 25,000 employees, and the reason why we have kept the numbers same is that this flexibility is there to increase utilization thus take advantage of a better business environment.

Asim Gupta
Okay, thank you, and just another question on Progeon. It seems that the margins have decreased in the subsidiary. Any specific reasons for that?

Amitabh Chaudhry
As far as Progeon is concerned there are couple of reasons that are responsible. One is that we have done large salary increases in this particular quarter. So there is a negative impact of that. Our numbers also include a small stock compensation charge because after this Citibank transaction there is a stock compensation charge which you need to take for our options, which is also included in those numbers. So we are hoping that we will catch up on the margins as we go forward. Also unlike Infosys the rupee depreciation has had a negative impact on Progeon because Progeon does not have any dollar assets unlike Infosys. So there is a negative impact of the rupee depreciation because we had options and forward covers which we have done. So there is a small positive impact on the operating margin but overall, on the effect side there is also a negative impact. So these three reasons are responsible for our margins actually going down a little bit.

Asim Gupta
Okay, yeah, that is it, thank you.

Moderator
Thank you very much sir. At this moment I would like to hand over the floor back to Infosys management for final remarks.

Kris
First of all, we are apologizing for the quality of the calls. We are really sorry for this thing. Thank you all for participating on this call and we hope to talk to you all the next quarter. Before I conclude let me hand it over to Nandan for his closing comments.

Nandan Nilekani
First of all I would like to thank all of you for having participated in this call. I think the results once more demonstrate the fundamental business resilience of our model and we have been saying for quite sometime. What we have is a new model and which is faster, better and cheaper, which is essentially tomorrow's model as compared to the legacy model of yesterdays companies and I think the growth rate and the kind of traction that we are seeing, the brand that we have built, the scale we have build are all essentially being reflected in the results. So I do hope that people are beginning to fully understand the important receptive consequence and the model that we have built. Thank you very much and see you next quarter.

Moderator
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